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       [Letterhead of Chicago and North Western Transportation Company]

                                                                  March 23, 1995

Dear Stockholder:

     On behalf of the Board of Directors of Chicago and North Western Transportation Company (the 'Company'), I am pleased to inform you that the Company has entered into an Agreement and Plan of Merger dated as of March 16, 1995 (the 'Merger Agreement') with Union Pacific Corporation ('Union Pacific') and UP Rail, Inc., an indirect wholly-owned subsidiary of Union Pacific ('Purchaser'). Pursuant to the Merger Agreement, Purchaser has today commenced a cash tender offer (the 'Offer') to purchase all of the outstanding shares of the Company's voting common stock ('Shares') at a purchase price of $35 per Share, net to the seller in cash. The Offer, if consummated, is to be followed by a merger of Purchaser into the Company in which each Share not purchased in the Offer will be converted into the right to receive the same cash consideration per Share as is paid to stockholders in the Offer.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY (WITH ONE DIRECTOR, WHO IS THE PRESIDENT OF UNION PACIFIC, ABSENT AND NOT VOTING DUE TO SUCH STATUS) APPROVED THE MERGER AGREEMENT, THE OFFER AND THE MERGER AND DETERMINED THAT THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES, AND RECOMMENDS THAT ALL SUCH HOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

     In arriving at its recommendation, the Board carefully considered a number of factors more fully described in the attached Schedule 14D-9, which has been filed with the Securities and Exchange Commission, including, among other things, the terms and conditions of the Merger Agreement and the opinion of The Blackstone Group L.P., financial advisor to the Company, to the effect that the cash consideration to be received by holders of Shares in the Offer and the Merger is fair to such holders from a financial point of view.

     Accompanying this letter, in addition to the attached Schedule 14D-9, is the Offer to Purchase dated March 23, 1995, together with related materials, including a Letter of Transmittal, to be used in tendering your Shares pursuant to the Offer. These documents state the terms and conditions of the Offer and the Merger, provide detailed information about the transactions and include instructions as to how to tender your Shares. We urge you to read these documents carefully in making your decision with respect to tendering your Shares pursuant to the Offer.

                                          On behalf of the Board of Directors,

                                          /s/ Robert Schmiege

                                          Robert Schmiege
                                          Chairman, President and Chief
                                          Executive Officer